Exhibit 99.1

Form 51–102F3

Material Change Report

Item 1 Name and Address of Company

Glamis Gold Ltd.

1500 – 1055 West Georgia Street
P.O. Box 11117
Vancouver, BC
V6E 4N7

(the “Company”)

Item 2 Date of Material Change

February 10, 2005

Item 3 News Release

A news release was issued by the Company via Business Wire on February 10, 2005 and filed on SEDAR.

Item 4 Summary of Material Change

On February 10, 2005, the Company announced that it intends to allow its offer to acquire all of the common shares of Goldcorp Inc. to expire as scheduled on February 24, 2005.

Item 5 Full Description of Material Change

On January 7, 2005, the Company made a formal take-over offer (the “Offer”) for all of the common shares of Goldcorp Inc. (“Goldcorp”). The Offer was to expire on February 14, 2005.

The Offer was conditional on, amongst other things, Goldcorp shareholders not approving, by a majority of votes cast at a meeting of shareholders, the issuance of Goldcorp common shares in connection with Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd. (“Wheaton River”), dated December 29, 2004.

On February 7, 2005, the Company announced an increase in the price of the Offer and an extension of the expiry date of the Offer to February 24, 2005.

At a meeting of Goldcorp shareholders on February 10, 2005, Goldcorp shareholders voted to approve the Wheaton River transaction.

Given the results of this meeting of Goldcorp shareholders, on February 10, 2005 the Company announced that it intends to allow its Offer to expire as scheduled on February 24, 2005 and that the Company would not take up and pay for any Goldcorp common shares that remain deposited to the Offer on the expiry date.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Cheryl Maher
Vice-President Finance, Chief Financial Officer and Treasurer
5190 Neil Road
Reno, Nevada
Telephone: (775) 827-4600 (ext. 3111)

Item 9 Date of Report

February 11, 2005

GLAMIS GOLD LTD.

“Cheryl Maher”
Cheryl Maher
Vice-President Finance, Chief Financial Officer and Treasurer